ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20110179358-37
Ross Miller Secretary of State State of Nevada	Filing Date and Time 03/10/2011 10:00 AM
	Entity Number C15012-1995

Amendment to Certificate of Designation Before Issuance of Class or Series

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955 - Before Issuance of Class or Series)

1. Name of corporation:

CROWN EQUITY HOLDINGS INC.

2. The original class or series of stock set forth:

25,000 shares of Series A Convertible Preferred Stock as filed on May 25, 2010.

3. By a resolution of the board of directors the original class or series is amended as follows:

1. The Series A Convertible Preferred Stock is amended as follows:

2. The designation of the series shall be "Series A Preferred Stock" (the "Series A Preferred Stock.)

3. Number. The number of shares constituting the Series A Preferred Stock shall be one million shares (1,000,000).
(continued on attached pages).

4. As of the date of this certificate no shares of the class or series of stock have been issued.

5. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

6. Signature: (required)

X

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

CROWN EQUITY HOLDINGS INC.
CERTIFICATE OF DESIGNATION

2B. *Preferred Shares*

1. **Designation and Amount**. Of the 10,000,000 shares of Preferred Stock the Corporation is authorized to issue, one million (1,000,000) of such shares are hereby designated as Series A Preferred Stock (the "***Series A Preferred Stock***"). The terms, powers, conditions, designations, preferences and privileges, relative, participating, optional and other special rights, and qualifications, limitations and restrictions, if any, of the Series A Preferred Stock and shall be as set forth herein.

2. **Ranking**. The Series A shall rank, as to dividends, distributions, redemptions and upon a Liquidation Event (as defined in 4(a) hereof), senior, prior and in preference to the Common Stock.

3. **Dividend Provisions**. The holders of the Series A Preferred Stock shall not be entitled to receive dividends per share of Series A Preferred Stock unless the Series A Preferred Stock are converted into shares of the Corporation's common stock.

4. **Liquidation Preference**.

a. **Preferential Amounts**. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary (a "***Liquidation Event***"), the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any payment of cash or distribution of any of the assets of the Corporation to the holders of any class of capital stock of the Corporation hereafter created that does not expressly rank *pari passu* with or senior to the Series A Preferred Stock or any other securities over which the Series A Preferred Stock has a preference upon liquidation, by reason of their ownership thereof, an amount equal to the $1.00 per share (the "***Series A Liquidation Preference***" (as adjusted to reflect subsequent stock dividends, stock splits, recapitalizations or similar transactions)) for each share of Series A Preferred Stock then held by them plus an additional amount equal to any accrued but unpaid dividends on such shares of the Series A Preferred Stock.

b. **Insufficient Assets**. If, upon the occurrence of a Liquidation Event, the assets and funds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock based upon the relative amounts of the Series A Liquidation Preference. No payment in cash or otherwise on account of the purchase, redemption, retirement or other acquisition of shares of securities junior to the Series A Preferred Stock with respect to dividends, distributions, liquidation, redemption or otherwise shall be made, and no sum shall be set aside for or applied by the Corporation to any shares of such securities (either pursuant to any applicable sinking fund requirement or otherwise) at any time any shares of Series A Preferred Stock are outstanding; *provided, however*, that this restriction shall not apply to the repurchase of shares of Common Stock from

employees, officers, directors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment; and *provided further* that this restriction may be waived upon the written consent of the holders of a majority of the then outstanding shares of Series A Preferred Stock.

c. **Remaining Assets**. Upon the completion of the distributions required by Sections 4(a) and 4(b), the holders of the Series A Preferred Stock shall receive no further distributions from the remaining assets of the Corporation.

5. **Voting**.

a. **Single Class Voting**. Except as otherwise provided in this Certificate or as required by Nevada Private Corporation Law, each share of Series A Preferred Stock shall vote together as a single class with the Common Stock and shall be entitled to that number of votes equal to the number of shares of Common Stock into which such share would be convertible at the applicable record date, at the applicable meeting or on the date of each consent of stockholders of the Corporation for their action or consideration. Fractional shares shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series A Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

b. **Series A Voting**. For so long as any shares of Series A Preferred Stock remain outstanding, consent of holders of at least a majority of the Series A Preferred Stock, voting together as a single class, shall be required for any of the following:

(1) an amendment, alteration or repeal of any provision of the Corporation's Certificate of Incorporation or Bylaws that adversely affects the rights, preferences and privileges of the Series A Preferred Stock;

(2) the authorization or issuance of, or obligation by the Corporation to issue any equity security, including any security convertible into or exercisable for any equity security, having a preference over or being on a parity with the Series A Preferred Stock with respect to voting, dividends, distributions, redemption or upon liquidation or the increase in the authorized number of shares or any issuance of shares of Series A Preferred Stock or any such equity security;

(3) any merger, consolidation, other corporate reorganization of the Corporation, or any other transaction in which all or substantially all of the assets of the Corporation are sold, transferred, or otherwise disposed of or licensed, unless the Corporation's stockholders of record as constituted immediately prior to such transaction will, immediately after such transaction (by virtue of securities issued as consideration for the Corporation's acquisition or sale or otherwise) hold more than 50% of the voting power of the surviving or acquiring entity after such transaction;

(4) a sale of assets of the Corporation having a fair market value (as determined in good faith by the Corporation's Board of Directors), that, taken together

with all previous sales of assets by the Corporation between the Series A Issuance Date (as defined in Section 6(d)(1)) and the date of such sale, would be in excess of $5,000,000, other than sales in the ordinary course of the Corporation's business, sales of inventory and sales to a wholly-owned subsidiary of the Corporation;

(5) an acquisition by the Corporation of the stock, assets or business of any other entity in any form of transaction where the stock, assets or business to be acquired has a value that, taken together with all previous acquisitions of stock, assets or business by the Corporation between the Series A Issuance Date and the date of such acquisition, would be in excess of $5,000,000, other than acquisitions in the ordinary course, acquisitions of inventory and acquisitions from a wholly-owned subsidiary of the Corporation;

(6) the incurrence by the Corporation of any indebtedness for borrowed money which, when combined with all other then outstanding indebtedness for borrowed money of the Corporation, exceeds $5,000,000 in aggregate principal amount at the time such indebtedness is issued, other than indebtedness with respect to receivables, inventory and vendor financing to the extent that such indebtedness does not exceed the value of the receivables, inventory or the value of the equipment being financed, as the case may be, and indebtedness to a wholly-owned subsidiary of the Corporation; or

(7) Notwithstanding the foregoing, if a transaction described in this Sections 5 is unanimously approved by the Board of Directors, no consent of the holders of Series A Preferred Stock shall be required to authorize or approve such transaction.

6. **Conversion**. The holders of the Series A Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

6.1 Right to Convert.

6.1.1 Conversion Ratio. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into one hundred (100) shares of fully paid and nonassessable shares of Common Stock.

6.1.2 Reservation of Shares. The Corporation shall at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Series A Conversion Price below the then par value of

the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Series A Conversion Price.

6.1.3 Effect of Conversion. All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive payment of any dividends declared but unpaid thereon. Any shares of Series A Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

6.1.4 No Further Adjustment. Upon any such conversion, no adjustment to the Series A Conversion Price shall be made for any declared but unpaid dividends on the Series A Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

6.1.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock pursuant to this Section 6. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

7. Redemption. The Corporation shall have no rights to redeem the Series A Preferred Stock.

March 3, 2011

CROWN EQUITY HOLDINGS INC.

By: [signature]
Kenneth Bosket, CEO